UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 001-39943
CUSIP NUMBER 465712107
NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR
For Period Ended: June 30, 2024
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Mondee Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

10800 Pecan Park Blvd, Suite 400
Address of Principal Executive Office (Street and Number)

Austin, Texas 78750
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Mondee Holdings, Inc., a Delaware corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three month period ended June 30, 2024 (the “Form 10-Q”). The Company is presently engaged in discussions with certain lenders regarding the entry into an amendment to the Company’s existing term loan (the “Amendment”). The process of consummating the Amendment is expected to materially impact the Company’s disclosures in its Form 10-Q. Therefore, the Company was unable to file the Form 10-Q in a timely manner without unreasonable effort and expense, however the Company does anticipate filing the Form 10-Q within the time period proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jesus Portillo	(866)	855-9630
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain matters discussed in this Notification of Late Filing on Form 12b-25 are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “believe,” “can”, “may,” “expects,” “intends,” “potential,” “plans,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements regarding anticipated financial results, including results to be reported for the second quarter of 2024, trends in the marketplace, future revenues, earnings, cost cutting measures, potential future results and acquisitions. Such forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, and other factors, including general economic conditions, not within the Company’s control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”). The factors discussed herein and expressed from time to time in the Company’s filings with the SEC could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this notification and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Mondee Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2024	By:	/s/ Jesus Portillo
Name: Jesus Portillo Title: Chief Financial Officer